                                                           Filed by Kookmin Bank
                           Pursuant to Rule 425 under the Securities Act of 1933

                                            Subject Companies:      Kookmin Bank
                                              (Exchange Act file number 1-15258)

These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond Kookmin Bank's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Kookmin Bank's reports filed with the Securities and Exchange Commission (the "Commission"). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Investors and security holders are advised to read any prospectus required to be filed with the Commission regarding the potential business combination transaction between Kookmin Bank and Kookmin Credit Card. If required, a prospectus will be filed with the Commission either by Kookmin Bank, Kookmin Credit Card or a newly formed corporation. Security holders may obtain a free copy of such prospectus (if required and when available) and other related documents filed by Kookmin Bank, Kookmin Credit Card and/or such newly formed corporation at the Commission's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. If required and when available, the prospectus and other documents may also be obtained from Kookmin Bank by contacting Kookmin Bank, Investor Relations Team, 36-3 Yoido-dong, Youngdeungpo-ku, Seoul 150-758, Korea.

*               *               *

The following materials were released by Kookmin Bank on June 3, 2003.

     Conference call regarding the integration of credit card businesses of
                                  Kookmin Bank

Kookmin Bank invites you to attend our Conference call regarding the integration of credit card businesses of Kookmin Bank as follows:

The conference call will be webcasted live throughout the world on our IR website at www.kbstar.com. Investors are encouraged to participate by telephone during the Q&A session following the presentation.

        .   Date: June 5, 2003 (Thursday)

        .   Time: 10:00(Seoul)/09:00(Hong Kong, Singapore)/02:00 (London)/21:00
                  (New York- June 4, 2003)

        .   Procedures: Presentation and Q&A session

        .   Q&A via telephone

               -   From overseas:       82-31-500-0501 or 82-2-6677-2256
               -   From Korea:          1566-2255 or 02-6677-2255
               -   Pass code:           9617
               -   Q&A code:            14

        .   Recording service for the telephone conference

            Listening order

             1. Dialing

                   -  From overseas:    82-31-500-0401
                   -  From Korea:       031-500-0401
             2. Press listening code:   2850#

            Press Button Instruction

               -   1 min. F.F:          1
               -   5 min. F.F:          7
               -   1 min. REW:          3
               -   5 min. REW:          9
               -   Pause:               5
               -   To cancel pause:     5

        .   The web casting will be in English at www.kbstar.com.

            The presentation material will be available at the time of conference at our website.